No ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

RECD S.E.C.
AUG 1 6 2006
1080

DIVISION OF
MARKET REGULATION

PROCESSED
AUG 22 2006
THOMSON
FINANCIAL

August 8, 2006

Rosemarie A. Thurston, Esq.
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

Act	1934
Section	102
Rule	Regulation M
Public Availability	Yes

Re: Wells Timber Real Estate Investment Trust, ~~Inc.~~
File No. TP 06-25

Dear Ms. Thurston:

In your letter dated August 8, 2006, as supplemented by conversations with the staff, you request that the Commission grant an exemption from Rule 102 of Regulation M to permit Wells Timber Real Estate Investment Trust, Inc. (the "Company") to repurchase shares of its common stock under the Company's Redemption Plan while the Company is engaged in a distribution of shares of its common stock. We have attached a copy of your letter to this response to avoid reciting the facts. Unless otherwise noted, each defined term in this letter has the same meaning as in your letter.

Response:

As a consequence of the continuous offering of the Company's shares of common stock, the Company will be engaged in a distribution of shares of its common stock pursuant to Rule 102 of Regulation M. As a result, bids for or purchases of shares of its common stock or any reference security by the Company, or any affiliated purchaser of the Company are prohibited during the restricted period specified in Rule 102, unless specifically excepted by or exempted from Rule 102.

On the basis of your representations and the facts presented, but without necessarily concurring in your analysis, the Commission hereby grants an exemption from Rule 102 of Regulation M to permit the Company to repurchase shares of its common stock under its Redemption Plan while the Company is engaged in a distribution of shares of common stock. In granting this exemption, we considered the following facts, among others:

- shareholders of the Company must have held the shares of common stock in the Company for at least one year to participate in the Redemption Plan;
- there is no trading market for the Company's common stock and the Company will terminate its Redemption Plan if a secondary trading market for its common stock develops;
- the Company will repurchase shares of its common stock at a price equal to or lower than, and fixed in relation to the then-current public offering price of its common stock;

- the Company will limit the number of shares to be redeemed during any calendar year to no more than 5% of the weighted average number of shares of common stock outstanding during the prior calendar year; and

- the terms of the Redemption Plan will be fully disclosed in the Company's prospectus.

This exemption is subject to the condition that the Company shall terminate its Redemption Plan during the distribution of its common stock if a secondary market for its common stock develops.

The foregoing exemption from Rule 102 is based solely on your representations and the facts presented to the staff, and is strictly limited to the application of Rule 102 to the Redemption Plan as described above. The Redemption Plan should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, particularly Section 10(b) of the Exchange Act, and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the Company. The Division of Market Regulation expresses no view with respect to any other question that the Redemption Plan may raise, including, but not limited to, the adequacy of the disclosure concerning, and the applicability of other federal or state laws to, the Redemption Plan.

For the Commission, by the
Division of Market Regulation,
pursuant to delegated authority,

James A. Brigagliano
Acting Associate Director
Division of Market Regulation

Attachment

ALSTON&BIRD LLP

One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

404-881-7000
Fax: 404-881-7777
www.alston.com

Rosemarie A. Thurston **Direct Dial: 404-881-4417** **E-mail: rosemarie.thurston@alston.com**

August 8, 2006

Mr. James A. Brigagliano
Office of Trading Practices and Processing
Division of Market Regulation
Securities and Exchange Commission
100 F Street, N.E., Room 8612
Washington, DC 20549-1001

Re: Wells Timber Real Estate Investment Trust, Inc./
Request for Exemption under Rule 102(e) of Regulation M

Dear Mr. Brigagliano:

We are counsel to Wells Timber Real Estate Investment Trust, Inc. (the "Company"). The Company is a Maryland corporation that intends to operate as a real estate investment trust for federal income tax purposes. On behalf of the Company, we request that the Division of Market Regulation (the "Division"), pursuant to the authority granted to it by the Securities and Exchange Commission (the "Commission"), grant the Company an exemption from the prohibitions of Rule 102(a) of Regulation M, promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to redemptions by the Company of shares of its common stock, par value $0.01 per share, under its proposed share redemption plan (the "Redemption Plan") in accordance with the terms detailed below, under the authority provided by Rule 102(e) of Regulation M.

The Company

The Company was incorporated in Maryland in September 2005, and was formed primarily to acquire, own and manage real estate consisting of timberland located in domestic and international timber-producing regions and make such other real estate related investments as are consistent with its investment objectives. The Company currently does not own any properties and has only one stockholder, Wells Capital, Inc., which is also the Company's advisor (the "Advisor"). The Company will conduct all of its business and make all investments through an operating partnership, Wells Timber

Operating Partnership, L.P. (the "Operating Partnership"), formed in November 2005. The Company is the sole General Partner of the Operating Partnership.

The Company filed a registration statement on Form S-11 (Registration No. 333-129651) under the Securities Act of 1933, as amended (the "Securities Act") on November 10, 2005, as amended on January 30, 2006, June 8, 2006 and July 24, 2006, with respect to 85,000,000 shares of its common stock. Of those shares, the Company is offering up to 75,000,000 shares in an initial public offering (the "Primary Offering") and 10,000,000 shares under the Company's dividend reinvestment plan (the "Reinvestment Plan"). The Company may, however, reallocate shares of common stock between the Primary Offering and the Reinvestment Plan. The Company will sell shares in the Primary Offering on a "best-efforts" basis at $10.00 per share (except for certain categories of purchasers entitled to reduced purchase prices, which would never be lower than $9.12 per share, reflecting the waiver of selling commissions and other fees otherwise payable to the Company's affiliated dealer manager, Wells Investment Securities, Inc. ("WIS")). Shares will be offered under the Reinvestment Plan at a price equal to (1) $9.55 per share during the Primary Offering; (2) 95.5% of the offering price in any subsequent public equity offering during such offering; and (3) 95.5% of the most recent offering price for the first 12 months subsequent to the close of the Company's last public equity offering. After that 12-month period, the Company will publish a per share valuation determined by the Advisor or another firm chosen for that purpose, and dividends will be reinvested at the price determined by the valuation process. Proceeds received through the Reinvestment Plan may also serve as a potential source of cash available to the Company to repurchase shares under the Redemption Plan. The Primary Offering will end no later than the date two years from the date of the prospectus, unless extended. The Company's registration statement has not yet been declared effective by the Commission and the Company has not commenced the Primary Offering.

The Company has no current plans to seek to cause its shares of common stock to be listed on any national securities exchange or included for quotation on The Nasdaq Stock Market, nor will such shares be the subject of *bona fide* quotes on any inter-dealer quotation system or electronic communications network, prior to a date which is five years from the date of the termination of the Primary Offering. If a secondary trading market does develop, however, the Company will terminate the Redemption Plan. In order to provide stockholders with some liquidity for their common stock, the Company intends to adopt the Redemption Plan.

Redemption Plan

The Company's board of directors has approved the Redemption Plan but has delayed its effectiveness until the earlier of (i) the completion of the Primary Offering or (ii) the receipt of the exemptive relief sought by this letter. The terms of the Redemption Plan are fully disclosed in the prospectus included in the registration statement described above. All redemptions will be effected through WIS, a registered broker/dealer. WIS will also be responsible for all recordkeeping and other administrative functions required to be performed in connection with the Redemption Plan, although WIS may outsource clerical duties to the Advisor.

Prior to the time the Company's shares are listed on a national securities exchange or included for quotation on a national market system, and pursuant to the terms of the Redemption Plan, a stockholder who has held shares of common stock of the Company for at least one year may, with appropriate notice to WIS, present all or any portion of such stockholder's common stock for repurchase. If a stockholder redeems all of his or her shares, there would be no holding period requirement for any shares purchased pursuant to the Reinvestment Plan. The Advisor would not be eligible to seek redemption of the Company shares it now owns or may later acquire.

The Company will redeem shares on the last business day of each month in which such shares are presented for redemption, provided that the requisite redemption documents from stockholders are received by WIS at least five business days before the date for redemption. Participants may withdraw their redemption request at any time prior to the date for redemption.

The number of shares that the Company can redeem under the Redemption Plan will be limited in two ways. First, during any calendar year the Company will not redeem more than 5% of the weighted average number of shares of common stock outstanding during the prior calendar year. Second, the Company may not redeem shares to the extent that such redemptions would cause the amount paid for redemptions since the beginning of the then-current calendar year to exceed the sum of (x) the net proceeds from the sale of shares under the Reinvestment Plan during such period and (y) any additional amounts reserved for such purpose by the Company's board of directors.

In the event the limitations described above prevent the Company from redeeming all of the shares of common stock for which redemption requests have been submitted, the Company would redeem the shares on a pro rata basis at the end of each month. The Company would deviate from pro rata purchases in two minor ways: (i) if a pro rata redemption would result in a stockholder owning less than half of the applicable minimum purchase amount required under state law, the Company would redeem all of such stockholder's shares; and (ii) if a pro rata redemption would result in a stockholder owning less than the applicable minimum amount required under state law but at least half of such minimum, the Company would not redeem any shares that would take the stockholder's holdings below the minimum threshold. A stockholder whose entire request is not honored can ask that the request be honored at a subsequent monthly redemption date if the program limitations would then permit. Alternatively, a stockholder whose shares were not redeemed in whole or part could withdraw his or her redemption request. Stockholders will not relinquish their shares until such time as the Company commits to repurchasing such shares on the designated date for redemptions.

Initially, the price at which the Company will repurchase its shares of common stock will be $9.10 per share. During the Primary Offering, the repurchase price will be below the price of the shares offered in the Primary Offering. The Redemption Plan provides that this $9.10 redemption price will remain fixed until one year after the Company completes its offering stage unless the Company is publicly offering shares during such time at a price other than $10.00 per share. The Company defines the completion of its offering stage as when it has gone one year without engaging in a public equity offering. (For purposes of this definition, the Company does not consider a "public equity offering" to include offerings on behalf of selling stockholders or offerings related to a dividend reinvestment plan, employee benefit plan or the redemption of interests in its operating partnership.) This initial redemption price will remain fixed for one year following the completion of its offering stage. Thereafter, the redemption price will equal 95% of the estimated per share valuation, as determined by the Advisor or another firm chosen for that purpose. The Company will report the current redemption price to stockholders as part of its regular communications with its stockholders.

Other than the redemption price disclosure and the disclosures required in the Company's prospectus and periodic Exchange Act reports, the Company will not publicize its Redemption Plan. The Company will not actively solicit redemptions; its role in the program will be ministerial and limited to facilitating stockholders' redemption requests.

In several respects, the Company will treat redemptions sought upon the death or qualifying disability of a stockholder differently from other redemptions. First, there would be no one-year holding requirement. Second, if redemption is sought within one year after the Company completes its offering stage, the redemption price would be 100% of the amount paid for the shares. Thereafter, the redemption price will be the greater of (1) the amount paid to acquire the shares from the Company or (2) 95% of the estimate of the Company's per share value. Finally, the Company will not limit redemptions upon the death or qualifying disability of a stockholder with respect to the net proceeds from the Reinvestment Plan or the number of its outstanding shares.

Shares repurchased by the Company would become authorized but unissued shares. The Company would not reissue the shares without registration under the Securities Act or an exemption therefrom. The Redemption Plan will terminate upon the development of a secondary trading market for the Company's shares of common stock. Additionally, the board of directors of the Company could, in its discretion, amend, suspend or terminate the Redemption Plan with 30 days advance notice to the stockholders.

<u>Discussion</u>

Regulation M, like its predecessor Rule 10b-6, is "intended to protect the integrity of the offering process by precluding activities that could influence artificially the market for the offered security"[1] and to "protect the integrity of the securities trading market as an independent pricing mechanism...."[2] Rule 102(a) of Regulation M, prohibits issuers and those affiliated with issuers, among others, from bidding for, purchasing or attempting to induce another to bid for or purchase a security that is the subject of a then-current distribution. Rule 102(e) of Regulation M authorizes the Commission to exempt from the provisions of Rule 102 any transaction or series of transactions, either unconditionally or subject to specified terms and conditions.

The Company respectfully requests that the Division, pursuant to the authority granted to it by the Commission and the authority of Rule 102(e) of Regulation M, grant the Company an exemption from the prohibitions of Rule 102(a) of Regulation M to permit it to effect repurchases under the Redemption Program, as proposed, during the course of the offering, as described herein. The Company will not actively solicit shares for redemption. Repurchases would not be made with the purpose of and should not have the effect of manipulating the price of the Company's stock. The Company has no plans to seek to cause its shares of common stock to be listed on any national securities exchange in the near-term, nor does it anticipate that such shares will be the subject of bona fide quotes on any national market system. Due to the illiquidity of the Company's shares, the Redemption Plan was created solely to provide stockholders of the Company with a vehicle through which, after having held shares for at least one year, they could liquidate all or a portion of their investment in the Company's common stock. If a secondary trading market does develop, the Company will terminate the Redemption Plan.

Although stockholders of the Company are apprised of the availability of the Redemption Plan at the time they purchase their shares by means of a description in the Company's prospectus, the Company does not actively solicit participation by its stockholders in the program. Stockholders desiring to present all or a portion of their shares for repurchase will do so of their own volition and not at the request of the Company. The role of the Company in effectuating repurchases under the Redemption Plan will be ministerial and will merely facilitate the stockholders' liquidation of their investment in the Company. To date, no shares of common stock have been issued to the public by the Company and no shares have been redeemed pursuant to the Redemption Plan.

Repurchasing shares under the Redemption Plan during the Primary Offering should not manipulate the Company's stock price in connection with the offering because the repurchase price under the Redemption Plan will be fixed and less than the fixed offering price of the Company's common stock in the offering. Moreover, the extent of the Redemption Plan is limited by the prohibition on (i) redemptions during any calendar year in excess of 5% of the weighted average number of shares outstanding in the prior year and (ii) redeeming shares to the extent that such redemptions would cause the amount paid for redemptions since the beginning of the then-current calendar

[1] SEC Release No. 34-37094 (April 11, 1996).
[2] SEC Release No. 34-24003 (January 16, 1987).

year to exceed of the sum of (x) the net proceeds from the sale of shares under the Reinvestment Plan during such period and (y) any additional amounts reserved for such purpose by the Company's Board of Directors. The potential for manipulation is further reduced by the program's one-year holding requirement. These and all other terms of the Redemption Plan are clearly set forth in the prospectus included in the Company's pending registration statement.

The special redemption terms applicable upon the death or qualifying disability of a stockholder would only be available to a small number of stockholders. Furthermore, because purchasers in the Primary Offering must die or become disabled to take advantage of these terms, the favorable terms upon death or qualifying disability should not have a manipulative effect on the Company's stock price.

The Company believes that the relief it requests in this letter is consistent with the relief granted by the Division in Dividend Capital Total Realty Trust, Inc. (January 31, 2006), Behringer Harvard Opportunity REIT, Inc. (October 5, 2005), Inland American Real Estate Trust, Inc. (June 7, 2005), Boston Capital Real Estate Investment Trust, Inc. (February 10, 2005), Behringer Harvard REIT I, Inc. (October 26, 2004), Paladin Realty Income Properties, Inc. (October 14, 2004), Hines Real Estate Investment Trust, Inc. (June 18, 2004), (CNL Retirement Properties, Inc. (May 19, 2004), Wells Real Estate Investment Trust II, Inc. (December 9, 2003), Inland Western Retail Real Estate Trust, Inc. (August 25, 2003), and T REIT, Inc. (June 4, 2001) under Regulation M and in Excel Realty Trust Inc. (May 21, 1992) under Former Rule 10(b)(6). In particular, except for some features of the Redemption Plan in the limited cases of the death or qualifying disability of a stockholder, we note that (i) stockholders of the Company must hold shares of common stock for at least one year to participate in the Redemption Plan; (ii) the Company will terminate its Redemption Plan in the event a secondary market for its common stock develops; (iii) for at least one year after completion of the Company's offering stage (described above), the shares will be repurchased at a price that is fixed and less than the public offering price of the shares in the Company's most recent public equity offering; thereafter, the redemption price will equal 95% of the estimated per share value of the Company's shares; (iv) during any calendar year, the Company will not redeem in excess of 5% of the weighted-average number of shares outstanding during the prior calendar year; (v) the Company will not redeem shares on any redemption date to the extent that such redemptions would cause the amount paid for redemptions since the beginning of the then-current calendar year to exceed the sum of (x) the net proceeds from the sale of shares under the Reinvestment Plan during such period and (y) any additional amounts reserved for such purpose by the Company's board of directors; and (vi) the terms of the Redemption Plan are fully disclosed in Company's prospectus.

The Company also believes that the requested relief is consistent with relief granted in Panther Partners, L.P. (March 3, 1994) and Dean Witter Cornerstone Funds II, III and IV (June 3, 1992) with respect to certain limited partnerships under former Rule 10(b)(6) where (i) no secondary market existed or was expected to develop for the limited partnership interests, (ii) the motivation for repurchasing limited partnership interests was to create liquidity for limited partners, (iii) the limited partnership interests were repurchased at prices that were based on the valuation of the partnerships' net assets and (iv) the repurchase programs were to be terminated in the event a secondary market developed. The Company believes the Redemption Plan as proposed is consistent with those plans described in the aforementioned cases and, similarly, has a very low risk of the type of manipulation that Regulation M and former Rule 10(b)(6) were promulgated to address.

If you have any questions regarding this request, or if you need any additional information, please do not hesitate to contact me at (404) 881-4417 or Hugh S. O'Beirne at (404) 881-7178.

Sincerely,

Rosemarie Thurston

Rosemarie A. Thurston

cc: Mr. Leo F. Wells
Mr. Lee. Ward
Hugh S. O'Beirne, Esq.